                                                          Page 1 of 13 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              Mac-Gray Corporation
       -------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                   554153-10-6
                           --------------------------
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)


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                                                           Page 2 of 13 Pages
                                    SCHEDULE 13G
CUSIP NO.       554153-10-6
          ------------------------


1    NAME OF REPORTING PERSON

     R. Robert Woodburn, Jr.
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  / /
                                                               (b)  /X/
- -------------------------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
- -------------------------------------------------------------------------------
                           5   SOLE VOTING POWER
       NUMBER OF               1,000
        SHARES             ----------------------------------------------------
     BENEFICIALLY          6   SHARED VOTING POWER
       OWNED BY
         EACH                  1,700,000
       REPORTING           ----------------------------------------------------
        PERSON             7   SOLE DISPOSITIVE POWER
         WITH                  1,000
                           ----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER

                               1,700,000
- -------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,701,000
- -------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /X/ See Item 4.
- -------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     13.5% (Based upon 12,637,639 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-13495) filed on November 14, 2000.)
- -------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IN
- -------------------------------------------------------------------------------

                *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                           Page 3 of 13 Pages
                                     SCHEDULE 13G
CUSIP NO.       554153-10-6
          ------------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Peter C. Bennett
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                 (b)  /X/
- -------------------------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
- -------------------------------------------------------------------------------
                           5   SOLE VOTING POWER
       NUMBER OF
        SHARES             ----------------------------------------------------
     BENEFICIALLY          6   SHARED VOTING POWER
       OWNED BY
         EACH                  1,700,000
       REPORTING           ----------------------------------------------------
        PERSON             7   SOLE DISPOSITIVE POWER
         WITH
                           ----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER

                               1,700,000
- -------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,700,000
- -------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /X/ See Item 4.
- -------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     13.5% (Based upon 12,637,639 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-13495) filed on November 14, 2000.)
- -------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IN
- -------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                          Page 4 of 13 Pages

                                              STATEMENT ON SCHEDULE 13G

Item 1(a).        NAME OF ISSUER:

                  Mac-Gray Corporation

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  22 Water Street
                  Cambridge, MA 02141

Item 2(a).        NAMES OF PERSONS FILING:

                  1.       R. Robert Woodburn, Jr.

                  2.       Peter C. Bennett

                  The persons enumerated in this Item 2(a) are sometimes hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." Pursuant to the filing of this Schedule 13G, the Reporting Persons have executed that certain Joint Filing Agreement attached as EXHIBIT B hereto.
                  ---------

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                                                              Page 5 of 13 Pages

Item 2(b).        BUSINESS MAILING ADDRESS FOR ALL REPORTING PERSONS:

                  c/o Mac-Gray Corporation
                  22 Water Street
                  Cambridge, MA 02141

Item 2(c).        CITIZENSHIP:

                  Each Reporting Person has United States citizenship.

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 Par Value

Item 2(e).        CUSIP NUMBER:

                  554153-10-6

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable



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                                                             Page 6 of 13 Pages

Item 4.           OWNERSHIP:

                  A total of 12,637,639 shares of Common Stock, $.01 par value per share (the "Common Stock"), of Mac-Gray Corporation (the "Company") were reported in the Company's quarterly report on Form 10-Q (File No. 001-13495) filed on November 14, 2000) as issued and outstanding as of the close of business on November 13, 2000. Statements describing the aggregate amounts of such Common Stock beneficially owned by each Reporting Person, and the number of such shares as to which such Reporting Person has (i) sole voting power, (ii) shared voting power,
         (iii) sole dispository power, and (iv) shared dispository power are made in the Tables listed in EXHIBIT A attached hereto. The percentage
                                      ---------
         of the class of Common Stock represented by the aggregate amount of shares beneficially owned by each respective Reporting Person is as indicated on Item 9 of the cover page for each such Reporting Person included in this Schedule.

                  BACKGROUND INFORMATION FOR ITEM 4. Each Reporting Person, in his or her capacity as settlor or trustee, as the case may be, with respect to certain trusts (described further below) has shared voting and or dispository power over shares of Common Stock held subject to the terms of a stockholders' agreement dated as of June 26, 1997 (the "Stockholders' Agreement"). The Stockholders' Agreement is filed as Exhibits 10.2 to the Company's Form S-1 Registration Statement, as amended, filed with the Securities and Exchange Commission (File No. 333-33669), (the "Registration Statement") pursuant to the Securities Act of 1933, as amended. Given the terms of the Stockholders' Agreement (as described below), the Reporting Persons and the other persons party thereto might be deemed to constitute a "group" holding beneficial ownership of an aggregate total of 6,359,700 shares amounting to 50.3% of the Company's Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. However, each Reporting Person disclaims that such Person has agreed to act as a group with the other parties to the Stockholders' Agreement (other than to the extent described in this statement) and such Person disclaims beneficial ownership of shares of Common Stock of the Company other than the amounts of shares reported for each respective Reporting Person in EXHIBIT A attached hereto.
         ---------

                  The parties to the Stockholders' Agreement are the Company and its stockholders Mr. Stewart G. MacDonald, Jr., Ms. Sandra E. MacDonald, Mr. Daniel W. MacDonald, The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.(1), The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald(2), The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald(3), The Stewart G. MacDonald, Jr. 1984 Trust, The Daniel W. MacDonald Trust 1988, the New Century Trust, The Whitney E. MacDonald GST Trust-1997, The Jonathan S. MacDonald GST Trust-1997, The Robert C. MacDonald GST Trust-1997, The Whitney E. MacDonald Gift Trust, The Jonathan


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                                                            Page 7 of 13 Pages

         S. MacDonald Gift Trust, The Robert C. MacDonald Gift Trust, Cynthia V. Doggett and certain other holders (who hold in aggregate a de minimis fraction of the issued and outstanding Common Stock). The Stockholders' Agreement gives the parties thereto (who in aggregate hold 6,359,700 shares amounting to 50.3% of the issued and outstanding Common Stock) rights of first offer to purchase shares offered for sale by another stockholder who is a party thereto, as well as providing the Company with rights of second offer to purchase such shares. The Stockholders' Agreement also conveys certain demand and "piggy-back" registration rights to the parties thereto.

                     [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]


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                                                              Page 8 of 13 Pages

         FOOTNOTES TO ITEM 4:

                  (1) The trustees for The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr. (the "SGM Trust") are R. Robert Woodburn, Jr., Peter C. Bennett (collectively, the "Independent Trustees") and Stewart G. MacDonald, Jr., who is also the sole beneficiary of the SGM Trust. Only the Independent Trustees exercise and share voting power over the shares of Common Stock held by the SGM Trust. Each of the Independent Trustees and Stewart G. MacDonald, Jr. share power to dispose of the shares held by the SGM Trust.

                  (2) The trustees of The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald (the "SEM Trust") are R. Robert Woodburn, Jr., Peter C. Bennett (collectively, the "Independent Trustees") and Sandra
                           E. MacDonald, who is also the sole beneficiary of the SEM Trust. Only the Independent Trustees exercise and share voting power over the shares of Common Stock held by the SEM Trust. Each of the Independent Trustees and Sandra E. MacDonald share power to dispose of the shares held by the SEM Trust.

                  (3) The trustees of The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald (the "DWM Trust") are R. Robert Woodburn, Jr., Peter C. Bennett (collectively, the "Independent Trustees") and Daniel
                           W. MacDonald, who is also the sole beneficiary of the DWM Trust. Only the Independent Trustees exercise and share voting power over the shares of Common Stock held by the DWM Trust. Each of the Independent Trustees and Daniel W. MacDonald share power to dispose of the shares held by the DWM Trust.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                                              Page 9 of 13 Pages

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable


Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

Item 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

Item 10.          CERTIFICATION:

                  Not Applicable

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001


                           /s/ R. Robert Woodburn, Jr.
                           -----------------------------------------------------
                           R. Robert Woodburn, Jr., as Trustee of each of The Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr., The Evelyn C. MacDonald Family
                           Trust f/b/o Sandra E. MacDonald and The Evelyn C. MacDonald Family Trust f/b/o Daniel W.
                           MacDonald


                           /s/ Peter C. Bennett
                           -----------------------------------------------------
                           Peter C. Bennett, as Trustee of each of The Evelyn
                           C. MacDonald Family Trust f/b/o Stewart G.
                           MacDonald, Jr., The Evelyn C. MacDonald Family
                           Trust f/b/o Sandra E. MacDonald and The Evelyn C. MacDonald Family Trust f/b/o Daniel W.
                           MacDonald

                                                   Page 11 of 13 Pages EXHIBIT A




NAME:  R. Robert Woodburn, Jr.


- -----------------------------------------------------------------------------------------------------------------------------------
                  COMMON                      FORM OF BENEFICIAL OWNERSHIP                                               BENEFICIAL
                  STOCK                                                                                                  OWNERSHIP
                                                                                                                         DISCLAIMED
- -----------------------------------------------------------------------------------------------------------------------------------
 Sole Voting     1,000      Direct
    Power
- -----------------------------------------------------------------------------------------------------------------------------------
  Total Sole     1,000
    Voting
    Power
- -----------------------------------------------------------------------------------------------------------------------------------
    Shared         566,667  As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Stewart G. MacDonald, Jr.          YES
    Voting         566,667  As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Sandra E. MacDonald, Jr.           YES
    Power          566,667  As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Daniel W. MacDonald, Jr.           YES
- -----------------------------------------------------------------------------------------------------------------------------------
    Total        1,700,000
    Shared
    Voting
    Power
- -----------------------------------------------------------------------------------------------------------------------------------
     Sole        1,000      Direct
 Dispositive
    Power
- -----------------------------------------------------------------------------------------------------------------------------------
  Total Sole     1,000
 Dispositive
    Power
- -----------------------------------------------------------------------------------------------------------------------------------
    Shared         566,667  As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Stewart G. MacDonald, Jr.          YES
 Dispositive       566,667  As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Sandra E. MacDonald, Jr.           YES
    Power          566,667  As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Daniel W. MacDonald, Jr.           YES
- -----------------------------------------------------------------------------------------------------------------------------------
    Total        1,700,000
    Shared
 Dispositive
    Power
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                        Aggregated Beneficial Ownership:                 1,701,000
- -----------------------------------------------------------------------------------------------------------------------------------


                                                           Page 12 of 13 Pages

NAME:  Peter C. Bennett


- -----------------------------------------------------------------------------------------------------------------------------------
                  COMMON                      FORM OF BENEFICIAL OWNERSHIP                                               BENEFICIAL
                  STOCK                                                                                                  OWNERSHIP
                                                                                                                         DISCLAIMED
- -----------------------------------------------------------------------------------------------------------------------------------
 Sole Voting
    Power
- -----------------------------------------------------------------------------------------------------------------------------------
  Total Sole
    Voting
    Power
- -----------------------------------------------------------------------------------------------------------------------------------
    Shared         566,667  As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Stewart G. MacDonald, Jr.         YES
    Voting         566,667  As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Sandra E. MacDonald, Jr.          YES
    Power          566,667  As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Daniel W. MacDonald, Jr.          YES
- -----------------------------------------------------------------------------------------------------------------------------------
    Total        1,700,000
    Shared
    Voting
    Power
- -----------------------------------------------------------------------------------------------------------------------------------
     Sole
 Dispositive
    Power
- -----------------------------------------------------------------------------------------------------------------------------------
  Total Sole
 Dispositive
    Power
- -----------------------------------------------------------------------------------------------------------------------------------
    Shared         566,667  As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Stewart G. MacDonald, Jr.         YES
 Dispositive       566,667  As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Sandra E. MacDonald, Jr.          YES
    Power          566,667  As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Daniel W. MacDonald, Jr.          YES
- -----------------------------------------------------------------------------------------------------------------------------------
    Total        1,700,000
    Shared
 Dispositive
    Power
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                        Aggregated Beneficial Ownership:                 1,700,00
- -----------------------------------------------------------------------------------------------------------------------------------


EXHIBIT B
                             JOINT FILING AGREEMENT

         This will confirm the agreement by R. Robert Woodburn, Jr., and Peter
C. Bennett, each as the Trustee of The Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr., The Evelyn C. MacDonald Family Trust f/b/o Sandra E. MacDonald and The Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald, as the case may be (collectively, the "Reporting Persons") in connection with that certain Schedule 13G to be filed on or about February 14, 2001, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Mac-Gray Corporation (the "Company") pertaining to the beneficial ownership by the Reporting Persons of shares of such Common Stock (the "Schedule 13G"). The undersigned hereby agree with respect to such filing on Schedule 13G as follows:

         (i) No Reporting Person nor any representative of any Reporting Person makes any representation with respect to, nor bears any responsibility for, any of the information set forth with respect to any other "person" who or which is or becomes a party to or a member of any "group" (as such terms are defined and used in Section 13(g) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G promulgated thereunder) for whom or which information is included in such Schedule 13G.

         (ii) Subject to paragraph (i) above, the undersigned hereby confirm the agreement by and among each of them that the Schedule 13G is being filed on behalf of each of the parties named below.

         This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2001


                          /s/ R. Robert Woodburn, Jr.
                          -----------------------------------------------------
                          R. Robert Woodburn, Jr., as Trustee of each of The Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr., The Evelyn C. MacDonald Family
                          Trust f/b/o Sandra E. MacDonald and The Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald


                          /s/ Peter C. Bennett
                          -----------------------------------------------------
                          Peter C. Bennett, as Trustee of each of The Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr., The Evelyn C. MacDonald Family Trust f/b/o Sandra E. MacDonald and The Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald